EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Nocopi Technologies, Inc. (the “Company” or “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our common stock, par value $0.01 per share (the “common stock”).

Description of Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “articles of incorporation”) and our Amended and Restated Bylaws (the “bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our articles of incorporation, our bylaws and the applicable provisions of the Maryland General Corporation Law (the “MGCL”) for additional information.

Authorized Share Capital. The Company’s authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share and 300,000 shares of series A preferred stock, par value $1.00 per share.

Voting. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors.

Dividend Rights. Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for this purpose.

Liquidation Preferences. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive on a proportional basis any assets remaining available for distribution after payment of our liabilities.

Other Terms. Holders of common stock have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. All outstanding shares of the common stock are fully paid and non-assessable.

Anti-Takeover Provisions

Certain of our charter and bylaw, statutory and contractual provisions could make the removal of our management and directors more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our executive officers, and certain members of our board of directors, could lower the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Charter and Bylaw Provisions

The Company's charter and bylaws contain provisions that could make it more difficult for a third party to acquire the Company without the consent of our Board. Additionally, these provisions could lower the price that future investors might be willing to pay for shares of our common stock. These anti-takeover provisions:

•	authorize our board of directors to create and issue, without stockholder approval, preferred stock, thereby increasing the number of outstanding shares, which can deter or prevent a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	provide that any vacancy on the board of directors of the Company be filled only by the affirmative vote of a majority of the remaining directors then in office even if remaining directors do not constitute a quorum;

•	provide that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year;

•	provide that our board of directors is expressly authorized to adopt, amend or repeal our bylaws;

•	provide that our directors will be elected by a plurality of the votes cast in the election of directors;

•	provide that the Company’s stockholders may only remove any member of the Board by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors and, such removal is required to be for cause; and

•	provide that the number of directors of the Company shall be fixed only by vote of the board of directors;

These provisions could lower the price that future investors might be willing to pay for shares of our common stock.

Maryland Law

Business Combination and Fair Price Statute

Under the MGCL, certain business combinations between a Maryland corporation that has 100 or more beneficial owners of its common stock, and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

An interested stockholder is:

•	Any person (other than the corporation or any subsidiary) who beneficially owns 10 percent or more of the voting power of the corporation's outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock.
•	An affiliate or associate of the corporation who, at any time within the two-year period immediately before the date in question, was the beneficial owner of 10 percent or more of the voting power of the then outstanding stock of the corporation.

After the five-year period, the business combination generally must be recommended by the board of directors and approved by the affirmative vote of at least 80 percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than shares held by the interested stockholder). This is not required if:

•	The corporation's common stockholders receive a minimum price (as defined in the statute) for their shares.
•	The consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

A person is not an interested stockholder under the statute if the board of directors of the corporation approved in advance the transaction by which the person otherwise would have become an interested stockholder. The statute also permits various exemptions from its provisions, including for business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

Holders of "control shares" of a Maryland corporation that has 100 or more beneficial owners of its common stock acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding votes cast by:

•	The person who makes or proposes to make a control share acquisition.
•	An officer of the corporation.
•	An employee of the corporation who is also a director of the corporation.

Control shares are voting shares of stock which, if aggregated with all other shares of stock previously acquired or directly controlled by the stockholder, would entitle the stockholder to exercise voting power in electing directors within one of the following ranges of voting power:

•	One-tenth or more but less than one-third.
•	One-third or more but less than a majority.
•	A majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, on satisfaction of certain conditions (including an undertaking to pay expenses and delivering an acquiring person statement), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things:

•	Shares acquired in a merger, consolidation, or statutory share exchange if the corporation is a party to the transaction.
•	Newly issued shares acquired directly from the corporation.
•	Acquisitions approved or exempted by the charter or bylaws of the corporation.

Subtitle 8

Under Subtitle 8 of Title 3 of the Maryland General Corporation Law, a public corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors can elect to be subject to any or all of following takeover defense provisions:

•	The corporation's board of directors will be divided into three classes.
•	The affirmative vote of at least two-thirds of all the votes entitled to be cast by stockholders generally in the election of directors is required to remove a director.
•	The number of directors may be fixed only by vote of the board of directors.
•	A vacancy on the board may be filled only by the affirmative vote of a majority of the remaining directors in office.

•	The directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.
•	The request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to call a special meeting of stockholders.

The charter of a corporation may contain a provision or the board of directors may adopt a resolution that prohibits the corporation from electing to be subject to any or all of the provisions of Subtitle 8.

Constituency Provision

A corporation may specify in its charter that the board of directors can consider the effect of the potential acquisition of control on:

•	Stockholders.
•	Employees.
•	Suppliers, customers, and creditors of the corporation.
•	The communities in which offices of the corporation are located.

Contractual Provisions

The terms of change of control provisions contained in our president & chief executive officer’s employee agreement may discourage a change in control of our Company.

Our board of directors also has the power to adopt a stockholder rights plan that could delay or prevent a change in control of our Company even if the change in control is generally beneficial to our stockholders. These plans, sometimes called “poison pills,” are oftentimes criticized by institutional investors or their advisors and could affect our rating by such investors or advisors. If our board of directors adopts such a plan, it might have the effect of reducing the price that new investors are willing to pay for shares of our common stock.

Together, these charter, statutory and contractual provisions could make the removal of our management and directors more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our executive officers and certain members of our board of directors, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Preferred Stock

The common stock is subject to the express terms of the Company’s preferred stock and any series thereof. The board of directors may issue preferred stock with voting, dividend, liquidation and other rights that could adversely affect the relative rights of the holders of the common stock.

Listing

Our shares of common stock are traded on the OTC Pink tier of the over-the-counter market under the symbol “NNUP”.

Transfer Agent

Our transfer agent is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219.